Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company” or “Melco Crown Entertainment”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively the “Group”) for the six months ended June 30, 2013 as follows:

FINANCIAL HIGHLIGHTS

•	Net revenues for the six months ended June 30, 2013 were US$2.44 billion, an increase of US$474.6 million, or 24.1%, as compared with US$1.97 billion for the six months ended June 30, 2012.

•

Net income attributable to Melco Crown Entertainment was US$234.8 million for the six months ended June 30, 2013, as compared with net income of US$204.4 million for the six months ended June 30, 2012.

•

Basic net income per share attributable to Melco Crown Entertainment was US$0.142 for the six months ended June 30, 2013, as compared to basic net income per share of US$0.124 for the six months ended June 30, 2012.

•

Adjusted EBITDA for the six months ended June 30, 2013 was US$603.6 million, representing an increase of US$157.2 million, or 35.2%, compared to US$446.4 million for the six months ended June 30, 2012.

Unless otherwise defined herein, terms used in this announcement shall have the meanings ascribed to them in our 2012 Annual Report published on April 18, 2013.

MARKET OVERVIEW AND KEY HIGHLIGHTS

Macau Market

Market-wide gross gaming revenues for first six months of 2013 increased 15.3% from the comparable period in 2012 to a record US$21.4 billion. The mass market table games segment continues to drive market-wide growth rates higher, expanding 30.2% on a year-over-year basis, supported by improved infrastructure, expanded hotel rooms supply and an expanded non-gaming offering. Over the same period, the rolling chip segment delivered a robust 10.5% year-over-year growth in gross gaming revenues. The mass market table games segment now accounts for 28.3% of market-wide gross gaming revenues, compared to 25.1% for the same period in 2012. Melco Crown Entertainment, with its large exposure to the mass market table games segment in the fast growing Cotai region, is well positioned to cater to this increasingly important, and more profitable, segment of the market. This mass market exposure is set to increase meaningfully over the foreseeable future with the development of Studio City and the fifth hotel tower at City of Dreams.

In the first six months of 2013, visitation to Macau increased 4.2% over the same period of 2012, with year-over-year growth rates accelerating during May and June of 2013. Visitors from China continue to outpace visitors from other geographies, increasing 9.8% on a year-over-year basis and now account for 63.0% of all visitors to Macau in the first half of 2013 compared to 59.7% in the same period of 2012. Visitors from Hong Kong and Taiwan account for 23.8% and 3.2% of total visitation in the first six months of 2013, respectively.

Macau continues to benefit from the Macau and Mainland Chinese Governments’ development plans for the region, including improved infrastructure, immigration policies and development of the Hengqin special economic zone. This wide-reaching development plan is expected to strengthen the appeal of Macau as a multi-faceted leisure and tourism destination, offering an increasingly expanded array of entertainment attractions and amenities to drive long term growth and a more diversified tourism experience.

Key Highlights

Studio City

The development of Studio City remains on-budget and on-track to open in mid-2015. With the foundation and piling work now complete, the construction of the next phase is progressing as planned. Studio City, the Company’s next integrated resort in Cotai, Macau, will further expand the Company’s already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions which will further diversify Macau’s leisure and tourism offerings.

The Company also successfully raised US$825.0 million under the Studio City Notes offering and signed the facilities agreement with the lead arranging banks in relation to the US$1.4 billion Studio City senior secured facilities, both of which were achieved without a corporate guarantee from the Company. Together with the full contribution of committed shareholder equity, these financings upon full drawdown are expected to deliver a fully funded project at the Studio City level. Our funding approach for Studio City, together with our fixed-price, lump-sum, contracting strategy provides us with greater certainty regarding cost and timing for the project.

City of Dreams

In April 2013, the all new Taboo show came back to City of Dreams bringing a new cabaret experience to Club Cubic. This Franco Dragone inspired show demonstrates our commitment to further diversify the leisure and entertainment options that Macau has to offer and provides City of Dreams with another tool to support its high-end and premium mass market business.

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams and anticipates the commencement of construction by the end of 2013. This iconic hotel tower represents another powerful addition to our wide array of amenities and attractions that City of Dreams already offers to its customers, helping extend its leading position in the increasingly important high-end and premium mass segments.

Philippines Development

The development of the Company’s Philippines Project continues to progress as planned, with the opening date of the integrated resort anticipated to occur at around the middle of 2014. The Philippines Project is expected to be one of the Philippines’ leading integrated tourism resorts and diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry, enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market.

MCP has recently raised approximately US$339.0 million of net proceeds from a top-up placement which included the offer and sale of common shares of MCP together with an over-allotment option.

MCP’s net contribution towards the project up to the time of opening is estimated to be approximately US$620.0 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

In March 2013, we closed the transactions for our cooperative arrangements with the Philippine Parties for the development and operation of the Philippines Project. Upon closing, three of our subsidiaries including MCE Leisure Philippines and the Philippine Parties, namely, SM Investments Corporation, Belle Corporation and PremiumLeisure Amusement, Inc. together became co- licensees (the “Licensees”) under the provisional license (the “Provisional License”) granted by the Philippine Amusement and Gaming Corporation (“PAGCOR”) for the establishment and operation of the Philippines Project. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, will expire on July 11, 2033. Under the Provisional License, MCE Leisure Philippines will operate the casino business of the Philippines Project.

Other Recent Developments

The Company recently successfully raised a US$1 billion high yield bond at an attractive 5% coupon, with the proceeds used to repurchase the 2010 Senior Notes and fund the related redemption costs, with the remainder of the net proceeds to fund the partial repayment of the RMB Bonds. The refinancing will, among other things, result in lower future interest charges and reduced covenants.

BUSINESS OVERVIEW

We are a developer, owner and, through our subsidiary Melco Crown Macau, operator of casino gaming and entertainment resort facilities.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. The Company is also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes-Five Star hotels in Macau: Altira Macau and The Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In the first six months of 2013, Macau generated approximately US$21.4 billion of gaming revenues, according to the DICJ, representing a 15.3% increase from the comparable period of 2012. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

In the Philippines, our majority-owned subsidiary MCP has been cooperating with SM Group’s Belle Corporation to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

Our Company’s American Depository Shares (“ADSs”) were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on the Hong Kong Stock Exchange in December 2011.

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams targets the premium mass gaming market and rolling chip players from regional markets across Asia. As of June 30, 2013, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 450 gaming tables and approximately 1,560 gaming machines.

The Crown Towers hotel, a Forbes Five-Star Hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, opened in September 2010 and features the internationally acclaimed and award winning “The House of Dancing Water” show.

The Company is moving forward with the development of the fifth hotel tower at the City of Dreams. Construction of this iconic tower is expected to commence by the end of 2013, helping us extend our leading position in the high-end and premium mass segments.

Altira Macau

Altira Macau opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of June 30, 2013, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 170 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its continuous Forbes Five-star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 200 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Altira Macau continues to offer the most luxurious hotel experience to every customer with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) for the fourth year running in 2013.

During the year ended December 31, 2012, Altira Developments, our subsidiary through which we hold the land and building for Altira Macau, applied for an amendment to the land concession contract, including the increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable final registration of the land concession. In January 2013, Altira Developments accepted the initial terms for the revision of the land lease agreement which require an additional land premium of approximately US$2.4 million payable to the Macau Government upon acceptance of the final amendment proposal issued by the Macau Government, and revise the government land use fees to approximately US$0.2 million per annum. On June 26, 2013, the Macau Government communicated to Altira Developments the final amendment proposal for the revision of the Altira land concession contract. On July 15, 2013, Altira Developments paid the additional land premium set forth in the final amendment proposal, and on July 16, 2013, it accepted the terms of such proposal. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.

Mocha Clubs

Mocha Clubs first opened in September 2003 and has grown to ten Mocha Clubs, with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. As of June 30, 2013, Mocha Clubs had 1,976 gaming machines in operation, which represented 13.0% of the total machine installation in the market, according to DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to- use agreements.

Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. We may open additional Mocha Clubs at locations that satisfy the criteria set forth in the applicable regulatory requirements.

In addition to slot machines, each Mocha Club site offers electronic tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

In 2012, the Macau Government enacted an Administrative Regulation which came into effect on November 27, 2012, pursuant to which slot machine lounges, such as our Mocha Clubs, may only be installed: (i) in hotels classified with at least five stars; (ii) properties entirely allocated to non- residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under this regulation, the Macau Government should take the necessary measures to enable existing slot lounges to comply with the applicable requirements until November 27, 2013. We have been requested by the Macau Government to close three of our Mocha Clubs, namely, Mocha Lan Kwai Fong, Mocha Marina Plaza and Mocha Hotel Taipa Best Western, by November 26, 2013 in compliance with this regulation. We intend to comply with such request and instruction and at the same time we are currently in the course of identifying suitable locations for the relevant Mocha Clubs to be relocated, in compliance with the regulation. In this regard, we have recently obtained approval from the Macau Government to relocate Mocha Marina Plaza’s operation to the Kuong Fat building (“Mocha Kuong Fat”), in Macau. We have recently signed an agreement with the owner to use the premises where Mocha Kuong Fat will be located and expect to open such operation in the near future, after obtaining DICJ’s approval.

Studio City

We are currently developing Studio City, a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open around mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, and strong Asian focus.

The Studio City’s site is on a plot of land of 130,789 square meters (approximately 1.4 million square feet) in Cotai, Macau and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. We believe that the location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage.

Studio City has an approved gross construction area of 707,078 square meters (approximately 7.6 million square feet). We currently estimate on a preliminary basis that the design and construction cost for the first phase of Studio City will be approximately US$2.04 billion. Our plans for the expansionary phase at Studio City is under review.

The Company successfully raised US$825.0 million under our Studio City Notes offering in November 2012 and signed the facilities agreement in January 2013 with the lead arranging banks in relation to US$1.4 billion Studio City senior secured facilities, both of which were achieved without a corporate guarantee from the Company. Together with full contribution of committed shareholder equity, these financings, upon full drawdown, are expected to deliver a fully funded project at the Studio City level. This funding approach, together with a fixed price, lump-sum, contracting strategy provides Melco Crown Entertainment with greater certainty regarding cost and timetable.

Philippines Project

We, together with the Philippine Parties, are currently developing the Philippines Project. The Philippines Project is expected to be one of the Philippines’ leading integrated tourism resorts with a planned opening date in mid-2014. It is located on an approximately 6.2-hectare site in Entertainment City, Manila, close to Metro Manila’s international airport and central business districts.

The Philippines Project is expected to open in mid-2014. Upon completion and subject to final property design, the Philippines Project is expected to have approximately 20,100 square metres (approximately 216,000 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square metres (approximately 3.2 million square feet). The resort is expected to have approximately 1,450 slot machines and over 240 gaming tables, six hotel towers with approximately 950 rooms in aggregate, including VIP and five-star luxury rooms and high- end boutique hotel rooms, five specialty restaurants along with a number of bars and a multi-level car park. The Philippines Project is also expected to feature three separate entertainment venues, including a family entertainment center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure, which will be accented with creative external lighting and is expected to become a centerpiece attraction of the Philippines Project. Construction of the Philippines Project is currently underway. As of June 30, 2013, the construction on the main building structures of the Philippines Project is substantially complete, while the construction of the connected structures and the fit-out construction of the Philippines Project are ongoing.

MANAGEMENT DISCUSSION AND ANALYSIS

Summary of Financial Results

For the six months ended June 30, 2013, our total net revenues were US$2.44 billion, an increase of 24.1% from US$1.97 billion of net revenues for the six months ended June 30, 2012. Net income attributable to Melco Crown Entertainment for the six months ended June 30, 2013 was US$234.8 million, as compared to net income of US$204.4 million for the six months ended June 30, 2012. Our improvement in profitability was attributable to a substantially improved group-wide mass table games and rolling chip revenue.

	Six Months Ended June 30,
	2013	2012
	(in thousands of US$)
Net revenues	$2,439,952	$1,965,370
Total operating costs and expenses	(2,063,228)	(1,719,593)
Operating income	376,724	245,777
Net income attributable to Melco Crown Entertainment	$234,821	$204,353

Our results of operations for the periods presented are not fully comparable for the following reasons:

•	On November 26, 2012, Studio City Finance issued the Studio City Notes.

•	On December 19, 2012, we completed the acquisition of a major interest in the issued share capital of MCP.

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes.

•	On March 11, 2013, we have completed the early redemption of the RMB Bonds in full in aggregate principal amount together with accrued interest.

•	On March 13, 2013, the cooperation agreement and the lease agreement between MCE Holdings Group and the Philippines Parties became effective.

•	On March 28, 2013, we have completed the early redemption of 2010 Senior Notes.

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•

The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of PRC central and Macau local governments to improve and develop infrastructure both within, and connecting to, Macau;

•

The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of PRC central and Macau local governments;

•

The competitive landscape in Macau, which is expected to evolve as more gaming and non- gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•

The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

•

Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the six months ended June 30, 2013 and 2012, approximately 51.3% and 53.8% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the six months ended June 30, 2013, our top five customers and the largest customer were gaming promoters and accounted for approximately 21.2% and 6.0% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$195.9 million, and US$148.0 million for the six months ended June 30, 2013 and 2012, respectively;

•

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of June 30, 2013 and December 31, 2012, approximately 68% and 67%, respectively, of our total debt was based on fixed rates. Based on June 30, 2013, an assumed 100 basis point change in the Hong Kong Interbank Offered Rate (“HIBOR”) and London Interbank Offered Rate would cause our annual interest cost to change by approximately US$8.4 million; and

•

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities denominated in Philippine Peso, as a result of our acquisition of a major interest in the issued share capital of MCP in late 2012 and MCP’s share placement transactions in 2013.

Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine Peso to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as at June 30, 2013, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the six months ended June 30, 2013 and 2012. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 5 to the unaudited condensed consolidated financial statements included elsewhere in this announcement for further details related to our indebtedness and foreign currency exposure as of June 30, 2013.

Major currencies in which our cash and cash equivalents and restricted cash held as at June 30, 2013 are U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine Peso and Patacas. Based on the balances of cash and cash equivalents and restricted cash balances as of June 30, 2013, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$20.5 million for the six months ended June 30, 2013.

Based on the balances of long-term debts denominated in currencies other than U.S. dollars as of June 30, 2013, an assumed 1% change in the exchange rates between H.K. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$8.0 million.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle (volume): the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Revenues

Our total net revenues for the six months ended June 30, 2013 were US$2.44 billion, an increase of US$474.6 million, or 24.1%, from US$1.97 billion for the six months ended June 30, 2012. The increase in total net revenues was driven by substantially improved group-wide mass table games and rolling chip revenue.

Our total net revenues for the six months ended June 30, 2013 comprised of US$2.37 billion of casino revenues, representing 97.3% of our total net revenues, and US$66.2 million of net non- casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the six months ended June 30, 2012 comprised of US$1.90 billion of casino revenues, representing 96.5% of our total net revenues, and US$68.5 million of net non-casino revenues.

Casino. Casino revenues for the six months ended June 30, 2013 were US$2.37 billion, representing a US$476.9 million, or 25.1%, increase from casino revenues of US$1.90 billion for the six months ended June 30, 2012, primarily due to an increase in casino revenues at City of Dreams and Altira Macau of US$404.9 million, or 30.2% and US$74.0 million, or 16.0%, respectively. This increase was primarily a result of increased rolling chip volume and mass market table game drop at both City of Dreams and Altira Macau, as well as an improved blended mass market table games hold percentage. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the six months ended June 30, 2013 was US$23.6 billion, representing an increase of US$2.5 billion, or 12.0%, from US$21.1 billion for the six months ended June 30, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.98% for the six months ended June 30, 2013, within our expected level of 2.7% to 3.0%, and increased slightly from 2.91% for the six months ended June 30, 2012. In the mass market table games segment, mass market table games drop was US$336.9 million for the six months ended June 30, 2013, representing an increase of 16.4% from US$289.5 million for the six months ended June 30, 2012. The mass market table games hold percentage was 15.3% for the six months ended June 30, 2013, representing a decrease from 17.4% for the six months ended June 30, 2012.

City of Dreams. City of Dreams’ rolling chip volume for the six months ended June 30, 2013 of US$48.6 billion represented an increase of US$10.3 million, or 26.8%, from US$38.3 billion for the six months ended June 30, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.89% for the six months ended June 30, 2013, in line with our expected range of 2.7% to 3.0%, and reflected a slight decline from 3.00% for the six months ended June 30, 2012. In the mass market table games segment, mass market table games drop was US$2,148.2 million for the six months ended June 30, 2013, which represented an increase of US$460.4 million, or 27.3%, from US$1,687.8 million for the six months ended June 30, 2012. The mass market table games hold percentage was 32.7% in the six months ended June 30, 2013, demonstrating a large increase from 28.9% for the six months ended June 30, 2012. Average net win per gaming machine per day was US$335 for the six months ended June 30, 2013, an increase of US$15, or 4.7%, from US$320 for the six months ended June 30, 2012.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the six months ended June 30, 2013 was US$210, an increase of approximately US$23, or 12.3%, from US$187 for the six months ended June 30, 2012.

Rooms. Room revenues for the six months ended June 30, 2013 were US$62.3 million, representing a US$4.9 million, or 8.5%, increase from room revenues of US$57.5 million for the six months ended June 30, 2012. This increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$231, 99% and US$227, respectively, for the six months ended June 30, 2013, as compared to US$221, 97% and US$214, respectively, for the six months ended June 30, 2012. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$190, 96% and US$182, respectively for the six months ended June 30, 2013, as compared to US$185, 90% and US$167, respectively, for the six months ended June 30, 2012.

Food, beverage and others. Other non-casino revenues for the six months ended June 30, 2013 included food and beverage revenues of US$37.9 million and entertainment, retail and other revenues of approximately US$45.9 million. Other non-casino revenues for the six months ended June 30, 2012 included food and beverage revenues of US$32.7 million and entertainment, retail and other revenues of approximately US$43.0 million. The increase of US$8.1 million in food, beverage and other revenues from the six months ended June 30, 2012 to the six months ended June 30, 2013 was primarily due to higher business volumes associated with an increase in visitation during the period as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$2.06 billion for the six months ended June 30, 2013, representing an increase of US$343.6 million, or 20.0%, from US$1.72 billion for the six months ended June 30, 2012. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau which were in-line with the increased gaming volume and associated increase in revenues as well as the increase in associated costs in connection with MCP after our acquisition of the majority interest in MCP, including fees and costs associated with the corporate reorganization of MCP.

Casino. Casino expenses increased by US$311.0 million, or 22.8%, to US$1.67 billion for the six months ended June 30, 2013 from US$1.36 billion for the six months ended June 30, 2012 primarily due to additional gaming tax and other levies and commission expenses of US$267.3 million as well as other operating costs, such as payroll and promotional expenses of US$43.7 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 20.8% to US$6.0 million for the six months ended June 30, 2013 from US$7.6 million for the six months ended June 30, 2012, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses.

Food, beverage and others. Food, beverage and others expenses remained stable at US$44.9 million and US$45.1 million for the six months ended June 30, 2013 and 2012, respectively.

General and administrative. General and administrative expenses increased by US$9.2 million, or 8.5%, to US$117.8 million for the six months ended June 30, 2013 from US$108.6 million for the six months ended June 30, 2012, primarily due to an increase in payroll expenses, marketing and advertising expenses as well as repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$6.6 million for the six months ended June 30, 2013 as compared to US$3.3 million for the six months ended June 30, 2012. Such costs relate primarily to personnel training, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the six months ended June 30, 2013 primarily related to the administrative costs in connection with the Philippines Project and the Studio City project. The pre-opening costs for the six months ended June 30, 2012 related to the administrative costs in connection with the Studio City, the opening of The Tasting Room and Signature Club Lounge at City of Dreams, and the introduction of Taboo at Club Cubic.

Development costs. Development costs were US$20.0 million for the six months ended June 30, 2013, which predominantly related to fees and costs associated with the corporate reorganization of MCP by the Company as well as corporate business development. Development costs for the six months ended June 30, 2012 of US$0.6 million were primarily professional and consultancy fee for the corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at US$28.6 million for each of the six months ended June 30, 2013 and 2012.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$32.0 million for the six months ended June 30, 2013 from US$28.3 million for the six months ended June 30, 2012 was primarily due to the additional amortization of land use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expense decreased by US$1.4 million, or 1.1%, to US$130.7 million for the six months ended June 30, 2013 from US$132.1 million for the six months ended June 30, 2012 primarily due to fully depreciated assets at City of Dreams and Altira Macau during the six months ended June 30, 2013, offset in part by depreciation of assets progressively added to City of Dreams since fourth quarter of 2012 as well as depreciation of an aircraft acquired in July 2012.

Property charges and others. Property charges and others generally include costs related to the remodeling and branding which might include the retirement, disposal or write-off of assets. Property charges and others for the six months ended June 30, 2013 were US$3.7 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams. Property charges and others for the six months ended June 30, 2012 were US$3.6 million, which mainly related to costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$2.1 million for the six months ended June 30, 2013, as compared to US$5.3 million for the six months ended June 30, 2012. The decrease is primarily driven by a lower interest income from RMB Bonds proceeds deposit upon the early redemption of RMB Bonds in March 2013.

Interest expenses were US$82.5 million, net of capitalized interest of US$11.0 million for the six months ended June 30, 2013, compared to US$51.4 million, net of capitalized interest of US$4.5 million for the six months ended June 30, 2012. The increase in net interest expenses (net of interest capitalization) of US$31.1 million was primarily due to: (i) US$36.0 million and US$19.9 million higher interest expenses upon our issuance of Studio City Notes in November 2012 and 2013 Senior Notes in February 2013, respectively; (ii) US$14.0 million interest on capital lease obligation relating to MCP’s building lease payments incurred during the six months ended June 30, 2013; partially offset by (iii) a lower interest charges of US$24.6 million upon our redemption of our 2010 Senior Notes in March 2013 and US$7.5 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds as well as (iv) higher interest capitalization of US$6.5 million primarily associated with the Studio City construction and development project.

Other finance costs for the six months ended June 30, 2013 of US$20.8 million, included US$9.2 million of amortization of deferred financing costs and loan commitment fees of US$11.6 million. Other finance costs for the six months ended June 30, 2012 of US$7.0 million, included US$6.3 million of amortization of deferred financing costs and loan commitment fees of US$0.7 million. The increase in amortization of deferred financing costs compared to the six months ended June 30, 2012 was primarily due to the recognition of amortized deferred financing costs incurred for the Studio City Notes issued in November 2012 and the 2013 Senior Notes issued in February 2013, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The increase in loan commitment fees compared to the six months ended June 30, 2012 was primarily associated with the Studio City Project Facility, which became effective from January 28, 2013.

Loss on extinguishment of debt for the six months ended June 30, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization. See note 5 to the unaudited condensed consolidated financial statements included elsewhere in this announcement for more information.

Costs associated with debt modification for the six months ended June 30, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization. See note 5 to the unaudited condensed consolidated financial statements included elsewhere in this announcement for more information.

There was no loss on extinguishment of debt or costs associated with debt modification for the six months ended June 30, 2012.

Income tax credit

The effective tax rate for the six months ended June 30, 2013 was a negative rate of 0.7%, as compared to a negative rate of 0.5% for the six months ended June 30, 2012.

Such rates for the six months ended June 30, 2013 and 2012 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the six months ended June 30, 2013 and 2012 and the effect of a tax holiday of US$58.4 million and US$41.6 million on the net income of our Macau gaming operations during the six months ended June 30, 2013 and 2012, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interest of US$28.9 million for the six months ended June 30, 2013, compared to US$7.4 million for the six months ended June 30, 2012, was primarily due to the share of the Studio City expenses of US$25.1 million and MCP expenses of US$3.8 million, respectively, by the respective minority shareholders for the six months ended June 30, 2013. The year-over-year increase was primarily attributable to the non-controlling interests’ share of Studio City financing costs and the Philippines Project’s pre-operating expenses during the six months ended June 30, 2013.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$234.8 million for the six months ended June 30, 2013, compared to net income of US$204.4 million for the six months ended June 30, 2012.

Adjusted Property EBITDA and Adjusted EBITDA

Our Adjusted property EBITDA were US$645.7 million and US$481.8 million for the six months ended June 30, 2013 and 2012, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$81.5 million, US$547.1 million and US$18.3 million, respectively, for the six months ended June 30, 2013 and US$81.1 million, US$382.3 million and US$18.6 million, respectively, for the six months ended June 30, 2012. Our Adjusted EBITDA were US$603.6 million and US$446.4 million for the six months ended June 30, 2013 and 2012, respectively. Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this announcement may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this announcement, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of June 30, 2013, we held unrestricted and restricted cash and cash equivalents of approximately US$1,959.1 million and US$1,075.0 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remained available for future drawdown.

In addition, under our Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. The entire Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

The restricted cash related to our Taiwan branch office’s deposit account, MCP’s restricted cash and Studio City’s cash and cash equivalents.

Since January 2013, our Taiwan branch office’s deposit account has been presented as restricted cash because the funds in the account have been frozen pursuant to an investigation by Taiwanese authorities. We are taking action to request the Taiwanese authorities to unfreeze the account.

MCP’s restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of the Philippines Project. Under the Provisional License granted by PAGCOR, it is a requirement that the Licensees set-up an escrow account with an amount of US$100 million with a universal bank mutually agreed by PAGCOR and the Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the said escrow account must be applied to the Philippines Project. The escrow account should have a maintaining balance of US$50.0 million equivalent until the Philippines Project’s completion. On March 21, 2013, MCE Leisure Philippines, as one of the Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account will be closed at completion of the Philippines Project.

The Studio City cash and cash equivalents comprised of net proceeds from offering of Studio City Notes and the unspent cash from the capital injection for the Studio City project from the Company and SCI minority shareholder in accordance with our shareholder agreement, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and Studio City Project Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2013	2012
	(in thousands of US$)
Net cash provided by operating activities	$519,709	$394,770
Net cash provided by (used in) investing activities	61,596	(186,308)
Net cash (used in) provided by financing activities	(327,159)	105,453
Effect of foreign exchange on cash and cash equivalents	(4,295)	787

Net increase in cash and cash equivalents	249,851	314,702
Cash and cash equivalents at beginning of period	1,709,209	1,158,024

Cash and cash equivalents at end of period	$1,959,060	$1,472,726

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$519.7 million for the six months ended June 30, 2013, compared to US$394.8 million for the six months ended June 30, 2012. The increase in net cash provided by operating activities was mainly attributable to strong growth in underlying operating performance as described in the foregoing section.

Investing Activities

Net cash provided by investing activities was US$61.6 million for the six months ended June 30, 2013, compared to net cash used in investing activities of US$186.3 million for the six months ended June 30, 2012, primarily due to a decrease in restricted cash of US$334.1 million, which were offset in part by the capital expenditure payment of US$167.2 million, advance payments for constructions costs of US$38.6 million, the land use rights payments of US$30.4 million as well as the payment for contract acquisition costs and security deposit of US$32.0 million.

The net decrease of US$334.1 million in the amount of restricted cash for the six months ended June 30, 2013 was primarily due to (i) the release of deposit of proceeds from issuance of the RMB Bonds of US$368.2 million pledged for the Deposit-Linked Loan upon our early redemption in March 2013; (ii) decrease in Studio City restricted cash of US$118.7 million primarily due to withdrawal and payment of Studio City Project costs of US$222.7 million and payment of Studio City Notes interest of US$36.0 million, partially offset in part by the capital injection for the Studio City project from the Company and our SCI minority shareholder of US$140.0 million in April 2013; (iii) the US$50.0 million deposited to an escrow account as required by PAGCOR in March 2013 as aforesaid mentioned and (iv) the restricted Taiwan branch office’s deposit account of US$102.8 million.

Our total capital expenditures payments for the six months ended June 30, 2013 were US$167.2 million in comparison to US$79.9 million paid in the six months ended June 30, 2012. Capital expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City for both periods; while capital expenditure for the development of the Philippines Project have also been incurred for the period ended June 30, 2013. We also paid US$22.1 million and US$8.3 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payment, respectively, during the six months ended June 30, 2013, compared to US$35.4 million and US$7.9 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payment, respectively, during the six months ended June 30, 2012.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the six months ended June 30, 2013 and 2012.

	Six Months Ended June 30,
	2013	2012
	(in thousands of US$)
Macau:
Mocha Clubs	$3,315	$3,687
Altira Macau	3,574	2,090
City of Dreams	50,164	52,970
Studio City	111,029	41,326

Subtotal	168,082	100,073
The Philippines:
Philippines Project	306,622	—
Corporate and Others	441	260

Total capital expenditures	$475,145	$100,333

Our capital expenditures for the six months ended June 30, 2013 increased significantly primarily due to the continuous development of Studio City and the Philippines Project.

The advance payments for constructions costs of US$38.6 million were incurred primarily for the development of Studio City for the six months ended June 30, 2013. There was no such payment made for the six months ended June 30, 2012.

Our payment for contract acquisition costs and security deposit for the six months ended June 30, 2013 were US$27.7 million and US$4.3 million respectively, both of which were paid to Belle Corporation, one of the Philippine Parties, in relation to the closing arrangement agreement as well as the lease agreement of the Philippines Project. See note 8 to the unaudited condensed consolidated financial statements included elsewhere in this announcement for more information. There was no such payment made for the six months ended June 30, 2012.

Financing Activities

Net cash used in financing activities amounted to US$327.2 million for the six months ended June 30, 2013, primarily due to (i) the proceeds of the issuance of 2013 Senior Notes of US$1.0 billion, (ii) net proceeds from issuance of shares of MCP of US$339.0 million and (iii) the capital injection of US$56.0 million in April 2013 from SCI minority shareholder, in accordance with our shareholder agreement, partially offset by (iv) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million, (v) the early redemption of RMB Bonds and Deposit-linked loan of US$721.5 million, (vi) the repayment of the drawn revolving credit facility under 2011 Credit facilities of US$212.5 million, (vii) prepaid debt issuance costs of US$52.9 million associated with Studio City Project Facility, (viii) the payment of debt issuance cost associated with 2013 Senior Notes and Studio City Notes of US$17.1 million and US$6.6 million, respectively, and (ix) the purchase of MCE shares of US$7.0 million under trust arrangement for further vesting of restricted shares as detailed in our announcement dated May 15, 2013.

Net cash provided by financing activities amounted to US$105.5 million for the six months ended June 30, 2012, primarily due to the proceeds from the drawdown of US$43.0 million from our Aircraft Term Loan in June 2012 and the capital injection of US$60.0 million in January 2012 from SCI minority shareholder, in accordance with our shareholder agreement.

Indebtedness

The following table presents a summary of our indebtedness as of June 30, 2013:

As of June 30, 2013
(in thousands of US$)
2013 Senior Notes	$1,000,000
Studio City Notes	825,000
2011 Credit Facilities	802,241
Aircraft Term Loan	37,434

$2,664,675

Major changes in our indebtedness during the six months ended June 30, 2013 are summarized below.

In January 2013, we commenced a cash tender offer of the 2010 Senior Notes and repurchased approximately US$599.1 million aggregate principal amount of the 2010 Senior Notes. On March 28, 2013, we redeemed all of the remaining 2010 Senior Notes, following which, the 2010 Senior Notes were cancelled in late March 2013. No 2010 Senior Notes are currently outstanding. A portion of the proceeds from the 2013 Senior Notes offering was used for the cash tender offer and redemption of the 2010 Senior Notes. Prior to such cash tender offer and full redemption, we had completed a consent solicitation process in connection with the 2010 Senior Notes in October 2012 and paid approximately US$15.0 million to the holders who had validly delivered the relevant consent.

On January 28, 2013, we entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the opening date of the Studio City Project. After that, interest will accrue at HIBOR plus a margin ranging from 3.75% to 4.50% per annum, depending on the total leverage ratio of Studio City Company Limited and its subsidiaries.

On February 7, 2013, we issued US$1.0 billion aggregate principal amount of 2013 Senior Notes with an interest rate of 5.00% per annum and the maturity date of February 15, 2021. 2013 Senior Notes were priced at par and listed on the Official List of the SGX-ST. The net proceeds were partly used to repurchase the 2010 Senior Notes in full.

In March 2013, we repaid in full the Deposit-Linked Loan with accrued interest and redeemed, in full, the RMB Bonds following which, the RMB Bonds were cancelled. No RMB Bonds are currently outstanding. The redemption was partly funded by the proceeds from the offering of 2013 Senior Notes.

In late March 2013, we repaid the drawn revolving credit facility under the 2011 Credit Facilities of HK$1.7 billion (equivalent to approximately US$212.5 million) in full.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Finance, MCE Cotai Investments Limited (“MCE Cotai”) or certain of its subsidiaries held by us and/or Melco and Crown or MCE Cotai (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facility in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or the steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes and 2013 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event (as referred to in the aforementioned paragraph) under the Studio City Notes or 2013 Senior Notes will trigger the requirement for us to offer to repurchase the Studio City Notes or 2013 Senior Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such Notes to the date of repurchase.

For further details of the above indebtedness, please refer to note 11 to the consolidated financial statements included in our 2012 annual report dated April 18, 2013 and note 5 to the unaudited condensed consolidated financial statements included elsewhere in this announcement, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City, the Philippines Project and the next phase of City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

We currently estimate the construction cost for Studio City will be approximately US$2.0 billion. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. As of June 30, 2013, we had incurred approximately US$250.7 million (excluding the cost of land) for the development of Studio City since our acquisition of a 60% equity interest in SCI, primarily for site preparation costs and design and consultation fees.

For the purpose of financing the Studio City project, we successfully offered the US$825.0 million Studio City Notes and obtained the HK$10.9 billion Studio City Project Facility, in November 2012 and January 2013, respectively. As of the date of this announcement, MCE and SCI minority shareholder contributed US$640.0 million to the Studio City project in accordance with the shareholder agreement.

In April, 2013, MCP completed a top-up placement on the Philippine Stock Exchange raising approximately US$339.0 million in net proceeds, including the over-allotment option which, together with a shareholder loan commitment made by MCE or other debt financing, are expected to provide the funding necessary to open our unique integrated casino resort in Manila in mid-2014.

MCP’s net contribution towards the project up to the time of opening is estimated to be approximately US$620.0 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

The development of the Philippines Project and the next phase of City of Dreams are subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams and anticipates the commencement of construction by the end of 2013.

As of June 30, 2013, we had capital commitments contracted for, but not provided, totaling US$1,194.1 million mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and Philippines Project. In addition, we have contingent liabilities arising in the ordinary course of business.

As of June 30, 2013 and December 31, 2012, our gearing ratios (total debts divided by total assets) were 32.1% and 40.2%, respectively. Our gearing ratio decreased as of June 30, 2013, primarily as a result of decreased indebtedness from the redemption of the 2010 Senior Notes and RMB Bonds and repayment of the drawn revolving credit facility under the 2011 Credit Facilities, offset by issuance of 2013 Senior Notes.

In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch office of our subsidiary. In an attempt to prevent the dissipation of any potential personal gains made by these employees from such alleged violations, the Taiwanese authorities have frozen one of our Taiwan branch office’s deposit accounts in Taiwan, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to US$102.2 million) at the time the account was frozen and treated as restricted cash. No funds have been confiscated from the account. We are taking action to request the Taiwanese authorities to unfreeze the account. As of June 30, 2013, there was no material impact to the financial position and results of operation of our Group. Based on the progress of investigation to date which is in preliminary stage, management is currently unable to determine the probability of the outcome of this matter, the extent of materiality, or the range of reasonably possible loss, if any.

Melco Crown Macau has a rating of “BB” by Standard & Poor’s and MCE Finance has a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30,
	2013	2012
OPERATING REVENUES
Casino	$2,373,779	$1,896,834
Rooms	62,348	57,468
Food and beverage	37,888	32,696
Entertainment, retail and others	45,930	43,027

Gross revenues	2,519,945	2,030,025
Less: promotional allowances	(79,993)	(64,655)

Net revenues	2,439,952	1,965,370

OPERATING COSTS AND EXPENSES
Casino	(1,672,746)	(1,361,698)
Rooms	(6,009)	(7,586)
Food and beverage	(13,880)	(14,365)
Entertainment, retail and others	(31,068)	(30,764)
General and administrative	(117,833)	(108,631)
Pre-opening costs	(6,646)	(3,300)
Development costs	(19,985)	(568)
Amortization of gaming subconcession	(28,619)	(28,619)
Amortization of land use rights	(32,040)	(28,318)
Depreciation and amortization	(130,705)	(132,128)
Property charges and others	(3,697)	(3,616)

Total operating costs and expenses	(2,063,228)	(1,719,593)

OPERATING INCOME	$376,724	$245,777

	Six Months Ended June 30,
	2013	2012
NON-OPERATING EXPENSES
Interest income	$2,054	$5,314
Interest expenses, net of capitalized interest	(82,532)	(51,376)
Change in fair value of interest rate swap agreements	—	363
Amortization of deferred financing costs	(9,227)	(6,324)
Loan commitment fees	(11,566)	(658)
Foreign exchange (loss) gain, net	(9,822)	1,639
Other income, net	360	1,134
Loss on extinguishment of debt (Note 5)	(50,935)	—
Costs associated with debt modification (Note 5)	(10,538)	—

Total non-operating expenses	(172,206)	(49,908)

INCOME BEFORE INCOME TAX	204,518	195,869
INCOME TAX CREDIT (Note 7)	1,356	1,042

NET INCOME	205,874	196,911
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	28,947	7,442

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$234,821	$204,353

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.142	$0.124

Diluted	$0.141	$0.123

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,648,598,729	1,644,388,593

Diluted	1,662,965,016	1,657,367,600

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	June 30,	December 31,
	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,959,060	$1,709,209
Restricted cash	701,346	672,981
Accounts receivable, net (Note 3)	295,074	320,929
Amounts due from affiliated companies	75	1,322
Amount due from a shareholder	47	—
Deferred tax assets	83	—
Income tax receivable	392	266
Inventories	17,704	16,576
Prepaid expenses and other current assets	34,803	27,743

Total current assets	3,008,584	2,749,026

PROPERTY AND EQUIPMENT, NET	3,016,788	2,684,094
GAMING SUBCONCESSION, NET	513,649	542,268
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	205,088	88,241
RESTRICTED CASH	373,672	741,683
DEFERRED TAX ASSETS	118	105
DEFERRED FINANCING COSTS	120,863	65,930
LAND USE RIGHTS, NET	983,737	989,984

TOTAL ASSETS	$8,308,634	$7,947,466

	June 30,	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable (Note 4)	$9,690	$13,745
Accrued expenses and other current liabilities	885,439	850,841
Income tax payable	1,556	1,191
Capital lease obligation, due within one year (Note 6)	25,360	—
Current portion of long-term debt (Note 5)	262,477	854,940
Amounts due to affiliated companies	1,158	949

Total current liabilities	1,185,680	1,721,666

LONG-TERM DEBT (Note 5)	2,402,198	2,339,924
OTHER LONG-TERM LIABILITIES	12,959	7,412
DEFERRED TAX LIABILITIES	64,659	66,350
CAPITAL LEASE OBLIGATION, DUE AFTER ONE YEAR (Note 6)	252,839	—
LAND USE RIGHTS PAYABLE	62,765	71,358
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 shares as of June 30, 2013 and December 31, 2012 and issued — 1,662,128,075 and 1,658,059,295 shares as of June 30, 2013 and December 31, 2012, respectively)	16,621	16,581
Treasury shares, at cost (12,550,720 and 11,267,038 shares as of June 30, 2013 and December 31, 2012, respectively)	(5,142)	(113)
Additional paid-in capital	3,469,170	3,235,835
Accumulated other comprehensive losses	(9,531)	(1,057)
Retained earnings	369,514	134,693

Total Melco Crown Entertainment Limited shareholders’ equity	3,840,632	3,385,939
Noncontrolling interests	486,902	354,817

Total equity	4,327,534	3,740,756

TOTAL LIABILITIES AND EQUITY	$8,308,634	$7,947,466

NET CURRENT ASSETS	$1,822,904	$1,027,360

TOTAL ASSETS LESS CURRENT LIABILITIES	$7,122,954	$6,225,800

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction, under the stock code of “6883”.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, and through licensed subsidiaries, operator of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose shares are listed on the Philippines Stock Exchange (the “PSE”) under the stock code of “MCP” together with MCP’s subsidiaries (collectively referred to as the “MCP Group”), has been cooperating with certain Philippine Parties as defined in Note 8(a) to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila (the “Philippines Project”).

As of June 30, 2013, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation and Principles of Consolidation

The unaudited condensed consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results for the full year. The financial information as of December 31, 2012 presented in the unaudited condensed consolidated financial statements are derived from the Company’s audited consolidated financial statements as of December 31, 2012.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of financial results of such periods.

(b)	Restricted Cash

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expected those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund will not be released or utilized within the next twelve months. Restricted cash as of June 30, 2013 comprises of i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which was frozen by the Taiwanese authorities in January 2013 for investigation of certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch office and to prevent the dissipation of any potential personal gains made by these employees from such alleged violations; and iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of the Philippines Project in accordance with the terms of the provisional license (the “Provisional License”) as disclosed in Note 8(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”). The restricted cash for proceeds on the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) deposited into a bank account for securing a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) was released upon prepayment in full of the Deposit- Linked Loan by the Group on March 4, 2013 as disclosed in Note 5.

(c)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statements of operations. These taxes totaled $1,199,672 and $974,304 for the six months ended June 30, 2013 and 2012, respectively.

(d)	Net income attributable to the Company per share

Basic net income attributable to the Company per share is calculated by dividing the net income attributable to the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted net income attributable to the Company per share is calculated by dividing the net income attributable to the Company by the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to the Company per share consisted of the following:

	Six Months Ended June 30,
	2013	2012
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to the Company per share	1,648,598,729	1,644,388,593
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	14,366,287	12,979,007

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to the Company per share	1,662,965,016	1,657,367,600

During the six months ended June 30, 2013 and 2012, 1,366,161 and 2,191,230 outstanding share options as of June 30, 2013 and 2012, respectively were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive.

(e)	Recent Changes in Accounting Standards

Newly adopted accounting pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued amended accounting guidance to simplify testing indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not” that the asset is impaired. The adoption of this amended standard was effective for the Group as of January 1, 2013 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

In February 2013, the FASB issued authoritative guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. The adoption of this guidance was effective for the Group as of January 1, 2013 and did not have a material effect on the Group’s unaudited condensed consolidated financial results or disclosures.

Recent accounting pronouncement not yet adopted

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments in this Accounting Standards Updates should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. The Group is assessing the impact of the adoption of this amended guidance.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The adoption of this amended guidance is not expected to have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	June 30,	December 31,
	2013	2012
Casino	$410,676	$426,796
Hotel	911	2,390
Other	5,584	5,007

Sub-total	$417,171	$434,193
Less: allowance for doubtful debts	(122,097)	(113,264)

	$295,074	$320,929

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	June 30,	December 31,
	2013	2012
Current	$209,479	$227,534
1–30 days	47,107	51,207
31–60 days	10,042	9,842
61–90 days	6,038	1,941
Over 90 days	22,408	30,405

	$295,074	$320,929

4.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	June 30,	December 31,
	2013	2012
Within 30 days	$7,829	$10,786
31–60 days	536	1,157
61–90 days	283	1,289
Over 90 days	1,042	513

	$9,690	$13,745

5.	LONG-TERM DEBT

Long-term debt consisted of the following:

	June 30,	December 31,
	2013	2012
$1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”)	$1,000,000	$—
Studio City Notes	825,000	825,000
The senior secured credit facilities as amended on June 30, 2011 (the “2011 Credit Facilities”)	802,241	1,014,729
$43,000 term loan facility for aircraft purchase (the “Aircraft Term Loan”)	37,434	40,245
$600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”)(1)	—	593,967
RMB Bonds	—	367,645
Deposit-Linked Loan	—	353,278

	$2,664,675	$3,194,864
Current portion of long-term debt	(262,477)	(854,940)

	$2,402,198	$2,339,924

Note:

(1)	Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 as of December 31, 2012.

2013 Senior Notes

On February 7, 2013, MCE Finance Limited (“MCE Finance”, a wholly-owned subsidiary of the Company) issued and listed the 2013 Senior Notes and priced at 100% at par on the Official List of Singapore Exchange Securities Trading Limited. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to repurchase in full the 2010 Senior Notes of $600,000, to fund the related redemption costs of the 2010 Senior Notes of $102,497 and other debt issuance cost of the 2013 Senior Notes and to partially fund the early redemption of the RMB Bonds on March 11, 2013. Further details of the repurchase of the 2010 Senior Notes and early redemption of the RMB Bonds are described below under the 2010 Senior Notes and RMB Bonds. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the unaudited condensed consolidated statement of operations for the six months ended June 30, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred financing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modification in the unaudited condensed consolidated statement of operations for the six months ended June 30, 2013 which represented the portion of the underwriting fee and other third-party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third-party costs of $6,523 were capitalized as deferred financing costs.

MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed prices that decline ratably over time.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions.

2010 Senior Notes

On January 28, 2013, MCE Finance made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described above) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as above under the 2013 Senior Notes.

2011 Credit Facilities

On March 28, 2013, the Group repaid HK$1,653,154,470 (equivalent to $212,488) revolving credit facility (the “2011 Revolving Credit Facility”) under the 2011 Credit Facilities. As of June 30, 2013, the 2011 Revolving Credit Facility amounted to HK$3,120,720,000 (equivalent to $401,121) remains available for future draw down.

RMB Bonds

On March 11, 2013, the Company early redeemed the RMB Bonds in full in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest. The Group wrote off the unamortized deferred financing costs of $586 immediately before redemption of the RMB Bonds as loss on extinguishment of debt in the unaudited condensed consolidated statement of operations for the six months ended June 30, 2013.

Deposit-Linked Loan

On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

Studio City Project Facility

On January 28, 2013, the definitive agreement of the senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of $1,400,000 equivalent to fund the Studio City project was executed with minor changes to the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered by the Company, New Cotai Investments, LLC (“New Cotai Investments”, the indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited (“Studio City International”, an indirect subsidiary of the Company which holds 60% interest)) and Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, an indirect subsidiary of Studio City International which the Company holds 60% interest) with certain lenders (the “Studio City Lenders”) on October 19, 2012. The Studio City Project Facility was denominated in Hong Kong Dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) and consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018, the date which is five years after the signing date of the definitive agreement of the Studio City Project Facility (the “Signing Date”) and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the opening date as defined in the Studio City Project Facility (the “Opening Date”) of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until the date falling 18 months after the Signing Date. The Studio City Revolving Credit Facility matures on January 28, 2018, the date which is five years after the Signing Date and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. Borrowings under the Studio City Project Facility bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments Limited (“Studio City Investments”, an indirect subsidiary of Studio City International and the immediate holding company of Studio City Company), Studio City Company and its subsidiaries (together, the “Studio City Borrowing Group”).

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility includes a first-priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. The Studio City Project Facility contains affirmative, negative and financial covenants customary to such financings.

The Studio City Borrower is required to hedge not less than 50% of the outstanding indebtedness under the Studio City Term Loan Facility by way of interest rate swap agreements, caps, collars or other agreements reasonably satisfactory to the Studio City Lenders to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years. No hedge agreement has been entered as at June 30, 2013 as the Company has not drawn any amount from the Studio City Project Facility.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period, which starts from January 28, 2013, the Signing Date of the definitive agreement of the Studio City Project Facility.

In connection with the Studio City Project Facility, Studio City International procured a completion guarantee, contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, Studio City International has agreed to either maintain letters of credit (with a liability cap of $225,000) in favor of the security agent for the Studio City Project Facility or cash collateral of $225,000.

These letters of credit or cash collateral are required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with.

The Studio City Borrower had no draw down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the six months ended June 30, 2013. As of June 30, 2013, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) and the Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future draw down, subject to satisfaction of certain conditions precedent.

Total interest on long-term debt consisted of the following:

	Six Months Ended June 30,
	2013	2012
Interest for Studio City Notes	$36,037	$—
Interest for 2013 Senior Notes	19,861	—
Interest for 2011 Credit Facilities	9,234	10,841
Interest for 2010 Senior Notes	6,165	30,750
Amortization of discount in connection with issuance of 2010 Senior Notes	71	390
Interest for RMB Bonds	2,610	6,794
Interest for Deposit-Linked Loan	1,728	5,073
Interest for Aircraft Term Loan	618	—

	$76,324	$53,848
Interest capitalized	(8,286)	(4,465)

	$68,038	$49,383

During the six months ended June 30, 2013 and 2012, the Group’s average borrowing rates were approximately 5.34% and 4.93% per annum, respectively.

Scheduled maturities of the long-term debt as of June 30, 2013 are as follows:

Six months ending December 31, 2013	$131,214
Year ending December 31, 2014	262,567
Year ending December 31, 2015	262,752
Year ending December 31, 2016	166,672
Year ending December 31, 2017	6,423
Over 2017	1,835,047

$2,664,675

6.	CAPITAL LEASE OBLIGATION

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012 between MCE Leisure (Philippines) Corporation (“MCE Leisure”, an indirect subsidiary of MCP) and Belle Corporation (“Belle”, one of the Philippine Parties as disclosed in Note 8) for lease of the land and certain of the building structures to be used in the Philippines Project, became effective upon completion of closing arrangement conditions and with minor changes from the original terms. The building structures under capital lease were capitalized at the lower of the fair value or the present value of the future minimum lease payments at lease inception.

Future minimum lease payments under capital lease obligation as of June 30, 2013 are as follows:

Six months ending December 31, 2013	$11,686
Year ending December 31, 2014	31,902
Year ending December 31, 2015	33,980
Year ending December 31, 2016	36,358
Year ending December 31, 2017	39,705
Over 2017	893,558

Total minimum lease payments	1,047,189
Less: amounts representing interest	(768,990)

Present value of minimum lease payments	278,199
Current portion	(25,360)

Non-current portion	$252,839

7.	INCOME TAX CREDIT

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, in the Philippines and in other jurisdictions, respectively, during the six months ended June 30, 2013 and 2012.

Pursuant to the approval notices issued by the Macau Government dated June 7, 2007, Melco Crown (Macau) Limited (“Melco Crown Macau”) has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by the Macau Government in April 2011.

During the six months ended June 30, 2013 and 2012, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s unaudited consolidated net income attributable to the Company for the six months ended June 30, 2013 and 2012 would have decreased by $58,378 and $41,625 and basic and diluted net income attributable to the Company per share would have decreased by $0.035 per share for the six months ended June 30, 2013 and $0.025 per share for the six months ended June 30, 2012, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The provision for income tax consisted of:

	Six Months Ended June 30,
	2013	2012
Income tax provision for current period:
Macau Complementary Tax	$139	$99
Hong Kong Profits Tax	220	497
Profits tax in other jurisdictions	63	187

Sub-total	$422	$783

Under (over) provision of income tax in prior years:
Hong Kong Profits Tax	$—	$(1)
Profits tax in other jurisdictions	9	5

Sub-total	$9	$4

Deferred tax credit:
Macau Complementary Tax	$(1,690)	$(1,767)
Hong Kong Profits Tax	(96)	(60)
Profits tax in other jurisdictions	(1)	(2)

Sub-total	$(1,787)	$(1,829)

Total income tax credit	$(1,356)	$(1,042)

The effective tax rates for the six months ended June 30, 2013 and 2012 were negative rates of 0.7% and 0.5%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs, change in valuation allowance and expense for which no income tax benefit is receivable during the six months ended June 30, 2013 and 2012.

8.	PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR THE PHILIPPINES PROJECT

(a)	Provisional License

On December 12, 2008, PAGCOR issued the Provisional License for the development of the Philippines Project to certain Philippine parties including SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation (formerly SM Hotels Corporation), SM Commercial Properties, Inc. and SM Development Corporation (collectively the “SM Group”) and PremiumLeisure and Amusement, Inc. (“PLAI”). On November 23, 2011, PAGCOR approved the inclusion of Belle as a licensee under the Provisional License. SM Group, Belle and PLAI are collectively referred to as the “Philippine Parties”. On October 25, 2012, further to the Cooperation Agreement as mentioned in item (b) below, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees under the Provisional License in their dealings with PAGCOR. The Cooperation Agreement became effective on March 13, 2013, the date on which closing under the Closing Arrangement Agreement as mentioned in item (b) below occurred. As a result, MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP and its subsidiaries (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of the Philippines Project. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869, will expire on July 11, 2033. Further details of the terms and commitments under the Provisional License are included in Note 9(a).

(b)	Cooperation Agreement

On March 13, 2013, a closing arrangement agreement (the “Closing Arrangement Agreement”) which was entered on October 25, 2012 between MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties for the Philippines Project became effective (i.e. the date on which the conditions to closing under the Closing Arrangement Agreement were fulfilled or waived). Further to the closing of the Closing Arrangement Agreement, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 between MCE Holdings Group and the Philippine Parties became effective on the same date, with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate the Philippines Project and appointed as the sole and exclusive representative of the Licensees in connection with the Provisional License and the operation and management of the Philippines Project until the expiry of the Provisional License (currently expected to be on July 11, 2033) (unless terminated earlier in accordance with its terms). Further details of the commitment under the Cooperation Agreement are included in Note 9(b).

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of the Philippines Project by MCE Leisure. The Operating Agreement was effective as at March 13, 2013 and ends on the date of expiry of the Provisional License (as that License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Provisional License is currently scheduled to expire on July 11, 2033.

Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of the Philippines Project, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of the Philippines Project (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of the Philippines Project). The Operating Agreement also included terms of certain payments to be payable to PLAI upon commencement of operations of the Philippines Project, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of the Philippines Project, and MCE Leisure has the right to retain all revenues from non-gaming operations of the Philippines Project.

(d)	MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012 between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor changes from the original terms under a closing side letter (the “Closing Side Letter”) signed by MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties on March 13, 2013. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures to be used in the Philippines Project. The lease continues until termination of the Operating Agreement (unless terminated earlier in accordance with its terms) (currently expected to be on July 11, 2033). The leased property will be used by MCE Leisure and any of its affiliates exclusively as a hotel, casino, and resort complex, with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses.

Under the Closing Side Letter in relation to the MCP Lease Agreement, MCE Leisure agreed to make monthly payments under the MCP Lease Agreement beginning from March 1, 2013. Further information in relation to the MCP Lease Agreement was disclosed in Notes 6 and 9(c).

9.	OTHER COMMITMENTS

(a)	Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of $1,000,000 for the entire Philippines Project (the “Investment Commitment”) with a minimum investment of $650,000 to be made prior to the opening of the Philippines Project. Under the terms of the Cooperation Agreement, the Licensees’ Investment Commitment of $1,000,000 will be satisfied as follows:

(i)	For the amount of $650,000: (a) in the case of the Philippine Parties, the land and building structures having an aggregate value as determined by PAGCOR of not less than $325,000, and (b) in the case of MCE Leisure, the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, having an aggregate value as determined by PAGCOR of not less than $325,000.

(ii)	For the remaining $350,000, the Philippine Parties and MCE Leisure shall make equal contributions of $175,000 to the Philippines Project. The Licensees agree to contribute such amounts and for such purposes as notified by MCE Leisure (or in certain circumstances the Philippine Parties) to PAGCOR (subject to any recommendations PAGCOR may make).

Other	commitments required by PAGCOR under the Provisional License are as follows:

(i)	Within 30 days from getting approval by PACGOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100 million (equivalent to $2,314) to guarantee the Licensees’ completion of the Philippines Project and is subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100 million (equivalent to $2,314) to PACGOR on February 17, 2012.

(ii)	Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100 million (equivalent to $2,314) to ensure prompt and punctual remittance/payment of all license fees.

(iii)	The Licensees are required to maintain an escrow account into which all funds for development of the Philippines Project must be deposited and all funds withdrawn from this account must be used only for such development and to deposit $100,000 in the escrow account and maintain a balance of $50,000 until the Philippines Project completion.

(iv)	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

(v)	In addition to the above license fees, the Licensees are required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by Licensees and approved by PAGCOR.

(vi)	PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% except rental income received from retail concessionaires.

Grounds for revocation of the license, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt, insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of June 30, 2013, MCE Holdings Group as one of the parties as Licensees has complied with the required debt-to-equity ratio.

(b)	Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensee arising out of, or in connection with, any breach by the indemnifying Licensee of the Provisional License. Each Licensee, however, has the rights to charge the other Licensees for their non-contribution portion of the Investment Commitment plus relevant interest under the terms of the Cooperation Agreement. Also, each of the Philippine Parties and MCE Leisure agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

(c)	MCP Lease Agreement

Under the terms of the MCP Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure’s use and operation of business on the leased property.

10.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2013 and 2012, the Group entered into the following significant related party transactions:

		Six Months Ended June 30,
Related companies	Nature of transactions	2013	2012
Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules
Crown’s subsidiary	Consultancy fee expense	$205	$215
	Purchase of property and equipment	66	159
	Software license fee expense	156	156
	Other service fee income	22	21
Lisboa Holdings Limited(1)	Office rental expense	447	578
Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	4	—
	Consultancy fee expense	277	231
	Development cost expense	32	—
	Management fee expense	7	7
	Office rental expense	293	293
	Operating and office supplies expenses	3	—
	Purchase of property and equipment	597	490
	Service fee expense(2)	371	289
	Other service fee income	196	157
	Rooms and food and beverage income	35	72

		Six Months Ended June 30,
Related companies	Nature of transactions	2013	2012
Shun Tak Holdings Limited and its subsidiaries(1)	Office rental expense	$88	$68
	Operating and office supplies expenses	12	13
	Traveling expense(3)(4)	1,519	1,477
	Rooms and food and beverage income	22	35
Sky Shuttle Helicopters Limited(1)	Traveling expense	869	737
Sociedade de Jogos de Macau S.A.(1)	Traveling expense capitalized in construction in progress(3)	—	1
	Traveling expense recognized as expense(3)	203	178
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries(1)	Advertising and promotional expenses	49	38
	Office rental expense	702	701
	Service fee expense	112	89
	Traveling expense capitalized in construction in progress(3)	6	3
	Traveling expense recognized as expense(3)	49	19

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(4)	The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Chapter 14A.34 of the Listing Rules.

11.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and the Philippines Project. As of December 31, 2012, Mocha Clubs, Altira Macau, City of Dreams and Studio City were the primary businesses of the Company. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of the Philippines Project and the completion of the placing and subscription transaction of MCP during the six months ended June 30, 2013, the Philippines Project has become one of the operating segments of the Company as of June 30, 2013 and represented the comparatives for the six months ended June 30, 2012 and as of December 31, 2012. Taipa Square Casino is included within Corporate and Others. During the six months ended June 30, 2013 and 2012, all revenues were generated in Macau.

Total Assets

	June 30,	December 31,
	2013	2012
Macau:
Mocha Clubs	$173,484	$176,830
Altira Macau	572,679	617,847
City of Dreams	3,121,675	3,147,322
Studio City	2,024,868	1,844,706

Subtotal	5,892,706	5,786,705
The Philippines:
Philippines Project	737,252	30,193
Corporate and Others	1,678,676	2,130,568

Total consolidated assets	$8,308,634	$7,947,466

Capital Expenditures
	Six Months Ended June 30,
	2013	2012
Macau:
Mocha Clubs	$3,315	$3,687
Altira Macau	3,574	2,090
City of Dreams	50,164	52,970
Studio City	111,029	41,326

Subtotal	168,082	100,073
The Philippines:
Philippines Project	306,622	—
Corporate and Others	441	260

Total capital expenditures	$475,145	$100,333

The Group’s segment information on its results of operations for the following periods is as follows:

	Six Months Ended June 30,
	2013	2012
NET REVENUES
Macau:
Mocha Clubs	$71,268	$72,446
Altira Macau	543,798	469,368
City of Dreams	1,802,980	1,401,033
Studio City	478	—

Subtotal	2,418,524	1,942,847
The Philippines:
Philippines Project	—	—
Corporate and Others	21,428	22,523

Total net revenues	$2,439,952	$1,965,370

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$18,281	$18,646
Altira Macau	81,520	81,064
City of Dreams	547,084	382,282
Studio City	(569)	(202)

Subtotal	646,316	481,790
The Philippines:
Philippines Project	(651)	—

Total adjusted property EBITDA	645,665	481,790

OPERATING COSTS AND EXPENSES
Pre-opening costs	(6,646)	(3,300)
Development costs	(19,985)	(568)
Amortization of gaming subconcession	(28,619)	(28,619)
Amortization of land use rights	(32,040)	(28,318)
Depreciation and amortization	(130,705)	(132,128)
Share-based compensation	(5,140)	(4,032)
Property charges and others	(3,697)	(3,616)
Corporate and Others expenses	(42,109)	(35,432)

Total operating costs and expenses	(268,941)	(236,013)

OPERATING INCOME	$376,724	$245,777

	Six Months Ended June 30,
	2013	2012
NON-OPERATING EXPENSES
Interest income	$2,054	$5,314
Interest expenses, net of capitalized interest	(82,532)	(51,376)
Change in fair value of interest rate swap agreements	—	363
Amortization of deferred financing costs	(9,227)	(6,324)
Loan commitment fees	(11,566)	(658)
Foreign exchange (loss) gain, net	(9,822)	1,639
Other income, net	360	1,134
Loss on extinguishment of debt	(50,935)	—
Costs associated with debt modification	(10,538)	—

Total non-operating expenses	(172,206)	(49,908)

INCOME BEFORE INCOME TAX	204,518	195,869
INCOME TAX CREDIT	1,356	1,042

NET INCOME	205,874	196,911
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	28,947	7,442

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$234,821	$204,353

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and the Philippines Project and to compare the operating performance of its properties with those of its competitors.

12.	DISTRIBUTION OF PROFITS

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its respective restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends from Studio City Investments and its respective restricted subsidiaries.

During the six months ended June 30, 2013 and 2012, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

13.	SUBSEQUENT EVENT

On July 15, 2013, Altira Developments Limited paid the additional land premium of approximately $2,449 set forth in the final amendment proposal for the revision of the land concession contract for Altira Macau, and on July 16, 2013, Altira Developments Limited accepted the terms of such proposal. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be completed.

14.	DIFFERENCES BETWEEN U.S. GAAP AND INTERNAIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. For the six months ended June 30, 2013, there were no material changes to the nature of those significant differences described in the Company’s annual consolidated financial statements for the year ended December 31, 2012, and their financial impact on net income attributable to the Company for the six months ended June 30, 2013 and the Company’s shareholders’ equity as of June 30, 2013 are summarized as follows:

	Six Months Ended June 30,
	2013	2012
Net income attributable to the Company as reported under U.S. GAAP	$234,821	$204,353
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	20,305	16,615
Additional capitalization of borrowing costs as property and equipment	6,955	612
Reversal of deferred tax in relation to land use rights	(2,204)	(1,851)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	2,347	2,347
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(1,013)	(1,013)
Reduction in (additional) share-based compensation recognized	451	(104)
Reduction in amortization of deferred financing costs	3,939	3,549
Financing costs recognized as part of loss on extinguishment of debt	(6,523)	—
Reduction in net loss attributable to noncontrolling interests	(10,809)	(6,812)

Net income attributable to the Company as reported under IFRS	$248,269	$217,696

	June 30,	December 31,
	2013	2012
The Company’s shareholders’ equity as reported under U.S. GAAP	$3,840,632	$3,385,939
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	117,952	97,647
Additional capitalization of borrowing costs as property and equipment	11,025	4,070
Reduction in amortization of deferred financing costs	14,477	10,538
Reversal of deferred tax in relation to land use rights	(17,414)	(15,210)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	14,389	12,042
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(8,639)	(7,626)
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(29,328)
Reduction in net loss attributable to noncontrolling interests	(31,177)	(20,368)
Noncontrolling interests’ share on additional share-based compensation recognized in additional paid-in capital	(10)	—

The Company’s shareholders’ equity as reported under IFRS	$3,905,384	$3,437,704

CORPORATE GOVERNANCE PRACTICES

Our Company is committed to conducting our business consistent with the highest standards of corporate governance practices and procedures and has adopted our own corporate governance principles and guidelines (the “Company’s Code”) to deliver these commitments. The Company’s Code has been amended to fully address the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) as stated in Appendix 14 to the Listing Rules. The guidelines contained in the Company’s Code were also developed by the Board taking into consideration the applicable corporate governance standards of NASDAQ. In addition, our Company has also adopted a number of other policies and guidelines, developed internally, to enhance our corporate governance practices and procedures.

Our Company has complied with all provisions in the Corporate Governance Code for the six months ended June 30, 2013, except for the following deviations:

Pursuant to the code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-executive directors should be appointed for specific term, subject to re-election. Our Company has deviated from this provision in that all non-executive Directors are not appointed for specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that our Company does not believe that arbitrary term limits on Directors’ services are appropriate given that the Directors ought to be committed to representing the long term interests of our Shareholders and the retirement and re-election requirements of non-executive Directors have given the Shareholders the right to approve continuation of non-executive Directors’ offices.

The Company has established the following Board committees to support the Company in maintaining a high corporate governance standard:

•	Audit Committee

•	Compensation Committee

•	Nominating and Corporate Governance Committee

Other details of the roles and functions of the above Board committees are available in the charters of the respective Board committees, which can be found on our Company’s website and the Hong Kong Stock Exchange’s website.

PURCHASE, SALE OR REDEMPTION OF OUR COMPANY’S LISTED SECURITIES

During the six months ended June 30, 2013, neither our Company nor any of its subsidiaries had purchased, sold or redeemed any of our Company’s listed securities except that the trustee of our 2011 Share Incentive Plan has, pursuant to the terms of the rules and trust deed of the 2011 Share Incentive Plan, purchased on NASDAQ a total of 340,000 ADSs (equivalent to 1,020,000 shares) of the Company. The total cost for acquiring these ADSs was approximately US$8.0 million of which approximately US$7.0 million was actually paid during the six months ended June 30, 2013, and the remainder paid subsequent to June 30, 2013.

REVIEW OF UNAUDITED INTERIM FINANCIAL INFORMATION

Our Group’s unaudited condensed consolidated financial statements have been reviewed and approved by our audit committee, and reviewed by our external auditors in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. Our audit committee comprised of three independent non-executive Directors, namely Mr. James Andrew Charles MacKenzie, Mr. Yiu Wa Alec Tsui and Mr. Thomas Jefferson Wu.

INTERIM REPORT

The interim report of the Company for the six months ended June 30, 2013 will be published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk) as well as the website of the Company (www.melco-crown.com) and will be dispatched to Shareholders of the Company in due course.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

ABOUT MELCO CROWN ENTERTAINMENT LIMITED

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, and through licensed subsidiaries, operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, MCE Leisure (Philippines) Corporation, a subsidiary of Melco Crown Entertainment, has been cooperating with SM Group’s Belle Corporation to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

BOARD OF DIRECTORS

As of the date of this announcement, the executive Director of the Company is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Clarence Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

By Order of the Board of Melco Crown Entertainment Limited Ho, Lawrence Yau Lung Co-Chairman and Chief Executive Officer

Macau, August 28, 2013

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.